Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300, 200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

November 23, 2010

Item 3.	News Release

A press release announcing the material change referred to in this report was disseminated by Marketwire on November 25, 2010 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On November 23, 2010, NovaGold appointed Gil Leathley to the position of Senior Vice President and Chief Operating Officer.

Item 5.	Full Description of Material Change

On November 25, 2010, NovaGold announced the appointment of Gil Leathley to the position of Senior Vice President and Chief Operating Officer.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders, Vice President Finance & Interim CFO
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

December 3, 2010